FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Wiedor Duane E.	2. Date of Event Requiring Statement Month/Day/Year 01/24/03	4. Issuer Name and Ticker or Trading Symbol Woodhead Industries, Inc. (WDHD)
(Last) (First) (Middle) Woodhead Industries, Inc. Three Parkway North, Suite 550	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Vice President	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Deerfield, Illinois 60015			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Woodhead Industries, Inc. Common Stock, $1 Par Value	12,104.6619(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right-to-buy)	04/24/02	04/24/11	Common Stock	1,666	$16.40	D
Stock Option (right-to-buy)	10/25/02	10/25/11	Common Stock	2,420	$14.83	D
Stock Option (right-to-buy)	01/25/03	01/25/12	Common Stock	1,246	$16.05	D
Stock Option (right-to-buy)	04/24/03	04/24/11	Common Stock	1,667	$16.40	D
Stock Option (right-to-buy)	10/25/03	10/25/11	Common Stock	2,420	$14.83	D
Stock Option (right-to-buy)	10/31/03	10/31/12	Common Stock	6,666	$10.375	D
Stock Option (right-to-buy)	01/25/04	01/25/12	Common Stock	1,247	$16.05	D
Stock Option (right-to-buy)	04/24/04	04/24/11	Common Stock	1,667	$16.40	D
Stock Option (right-to-buy)	10/25/04	10/25/11	Common Stock	2,420	$14.83	D
Stock Option (right-to-buy)	10/31/04	10/31/12	Common Stock	6,667	$10.375	D
Stock Option (right-to-buy)	01/25/05	01/25/12	Common Stock	1,247	$16.05	D
Stock Option (right-to-buy)	10/31/05	10/31/12	Common Stock	6,667	$10.375	D
Stock Option (right-to-buy)	11/25/07(2)	11/25/12	Common Stock	30,000	$12.55	D

Explanation of Responses:

(1) In connection with the Stockholder Rights Plan adopted by the Company on April 24, 1996, Preferred Stock Purchase Rights were distributed to stockholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. If and when the rights become exercisable, the holders initially would be entitled to purchase on one-thousandth of a share of Preferred Stock at a purchase price of $65.00 (both the number of shares and the purchase price are subject to adjustment).
(2) This option shall vest at the earlier of (a) five years from date of grant or (b) when Woodhead Industries, Inc. ("Woodhead") Common Stock closes at or above $20.00 for a sustainable period of time defined as follows: when Woodhead's Common Stock closes at a price equal to or exceeding $20.00, a measurement period will be triggered. If the average daily closing price for the next 20 trading days equals or exceeds $20.00 and Woodhead's Common Stock closes at or above $18.00 for every day in the 20 trading day measurement period, then the option will vest in its entirety. If Woodhead's Common Stock closes below $18.00 on any day during the 20 trading day measurement period, or if the average daily closing price for the 20 trading day measurement period does not equal or exceed $20.00, then the option will not vest. Any trading day that Woodhead's Common Stock closes at or above $20.00 will trigger a measurement period for the ensuing trading days. If the performance of Woodhead's Common Stock does not meet these conditions within five years, the options will vest on November 25, 2007.

By: /s/ Robert J. Tortorello For: Duane E. Wiedor **Signature of Reporting Person	January 28, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of

Robert J. Tortorello and Joseph P. Nogal, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Woodhead Industries, Inc. (the "Company"), Forms 3, 4, and 5

in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact,

in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities

Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of January , 2003.

Signature:  /s/Duane E. Wiedor

Print Name: Duane E. Wiedor